

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 10, 2008

Peter W. Knitt
President and Chief Executive Officer
PSB Holdings, Inc.
1905 West Stuart Avenue
Wausau, WI 54401

      Re: PSB Holdings, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed October 31, 2008
            File No. 000-26480

Dear Mr. Knitt:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                        Sincerely,

                        William C-L Friar
                        Senior Financial Analyst